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13013971

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 1 - 2013
Washington DC
400

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68556

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SET TRADING PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 South LaSalle Street, Suite 4-100
(No. and Street)

Chicago	IL	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chad Grosam (312)294-2345
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Steger, John R.
(Name – *if individual, state last, first, middle name*)

401 South LaSalle Street, Suite 606	Chicago	IL	60605
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

x Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CW 3/13/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chad Grosam, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SET TRADING PARTNERS, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
MICHAEL J MARTIN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:10/09/14

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SET TRADING PARTNERS, LLC

FINANCIAL STATEMENT
AND
INDEPENDENT AUDITOR'S REPORT

YEAR ENDED DECEMBER 31, 2012

SET TRADING PARTNERS, LLC

FINANCIAL STATEMENT
AND
INDEPENDENT AUDITOR'S REPORT
DECEMBER 31, 2012

CONTENTS

JOHN R. STEGER

CERTIFIED PUBLIC ACCOUNTANT
401 South LaSalle Street, Suite 606
Chicago, Illinois 60605
(312) 786.5974
jrstegercpa@sbcglobal.net

INDEPENDENT AUDITOR'S REPORT

To the Members
SET Trading Partners, LLC
Chicago, Illinois

Report on the Financial Statement

We have audited the accompanying statement of financial condition of SET Trading Partners, LLC (the Company) as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of SET Trading Partners, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

John R. Steger, CPA

John R. Steger, CPA
Chicago Illinois
February 26, 2013

SET Trading Partners, LLC
Statement of Financial Condition
December 31, 2012

Assets		
Cash at bank	$	221,686
Receivable from clearing broker		5,942,149
Securities owned, at fair value		
Marketable, pledged		41,519
Not readily marketable		10,000
Fixed assets, net of accumulated depreciation of $4,004		32,036
Other assets		953
Total Assets	**$**	**6,248,343**
Liabilities		
Marketable securities sold, not yet purchased at fair value	$	533
Accrued expenses		41,429
Accrued expenses due to related parties		21,207
Total Liabilities		**63,169**
Members' Capital		
Class A		5,838,443
Class B		346,731
Total Members' Capital		**6,185,174**
Total Liabilities & Members' Capital	**$**	**6,248,343**

See Accompanying Notes to Financial Statement

NOTE 1. NATURE OF BUSINESS AND ORGANIZATION

SET Trading Partners, LLC, previously Multiplex Trading LLC, (a Delaware limited liability company) (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company is a member of the Chicago Board Options Exchange, BOX, ISE, NYSE ARCA and the NYSE AMEX exchange. The Company specializes in the electronic, proprietary trading of U.S. exchange-traded securities and options under a JBO arrangement.

The Company's Class A interests are equally owned by Mishkin, Anderson & Gray Securities L.L.C. ("MAGS") and Group One Holdings, LLC ("G1 Holdings") (see NOTE 8).

The Company is exempt from certain filing requirements under SEC Rule 17a-5 since it operates pursuant to SEC Rule 15c3-1(a)(6) and the Company does not trade on behalf of customers, effects transactions only with other broker dealers, and clears and carries its trading accounts with a registered clearing member of an Exchange.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures or contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities and Derivative Financial Instruments

Proprietary securities and derivative transactions in regular-way trades are recorded on trade date at fair value, as if they had settled. Profit and loss arising from all securities and derivative transactions entered into for the amount and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities and derivative financial instruments are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements*.

Revenue Recognition

Proprietary securities and derivative transactions together with related revenues and expenses are recorded on a trade date basis. Securities and derivatives owned are reflected at fair value with the resulting unrealized gains and losses reflected in income. The contracts are valued at fair value with the resulting unrealized gains and losses reflected currently in income.

Fixed Assets
Fixed assets consist of computer equipment that is being depreciated on a straight line basis over the estimated useful life of three years. Depreciation expense for the year ended December 31, 2012 was $4,004.

Income Taxes
A Limited Liability Company ("LLC") does not pay federal income taxes. Each member is responsible for reporting income (loss) based upon his or her share of the profits (losses) of the Company.

NOTE 3. FAIR VALUE MEASUREMENT AND DERIVATIVE FINANCIAL INSTRUMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012:

Financial Statement Presentation and Classification
Fair Value Measurements on a Recurring Basis
As of December 31, 2012

Assets	**Total**	**Level 1**	**Level 2**	**Level 3**
Securities owned, marketable				
Equity securities	$ 38,549	$ 38,549		
Equity options	2,970	2,970		
Securities owned, not readily marketable				
JBO Investment	10,000			$ 10,000
Total	$ 51,519	$ 41,519	$ -	$ 10,000
Liabilities				
Securities sold, not yet purchased				
Equity options	$ 533	$ 533		
Total	$ 533	$ 533	$ -	$ -

Securities owned, not readily marketable consist of an investment in Class A preferred stock in the Company's clearing broker pursuant to a Joint Back Office arrangement. This asset is carried at cost and is classified as Level 3 in the fair value hierarchy.

At December 31, 2012, receivable from clearing broker collateralize securities sold, not yet purchased.

The Company's derivative activities consist of the trading of exchange-traded equity options contracts. The Company employs arbitrage strategies between exchange-traded securities and options contracts. Since the Company's trading is primarily arbitrage in nature, the notional value of the open derivatives is not representative of the risk. The Company's market risk exposure is minimal throughout the year, or neutral as to value-at-risk, as the open derivatives contracts have corresponding offsets in other non-derivative instruments.

The Company does not utilize and does not consider any derivative instruments to be hedging instruments, as those terms are generally understood under GAAP. Note 5 describes the risks associated with trading derivative contracts.

NOTE 4. RECEIVABLE FROM CLEARING ORGANIZATION

Amounts receivable from clearing organization at December 31, 2012 was $5,942,149.

NOTE 5. FINANCIAL INSTRUMENTS

Derivatives financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair value for exchange-traded derivatives, principally options, are based on quoted market prices. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. These derivative financial instruments may have market risk in excess of the amounts recorded in the statement of financial condition.

Financial Instruments with Off-Balance Sheet Risk

Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative and other financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

In addition, the Company sells securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated statement of financial condition at December 31, 2012 at fair values of the related securities and would incur a loss if the value of the securities were to increase subsequent to December 31, 2012.

Concentrations of Credit Risk

Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk is associated with the counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements and margin requirements of the individual exchanges.

All trades of the Company are cleared by ABN Amro Chicago Clearing LLC (the "Clearing Broker"). Pursuant to agreement, the Company's Clearing Broker is required to, among other things, perform computations for proprietary accounts of introducing brokers and segregate certain assets on behalf of the Company. However, in the event of the insolvency of the Company's Clearing Broker or in the event that it does not fulfill its obligations, the Company may be exposed to risk. The Company does not anticipate nonperformance by its Clearing Broker. In addition, the Company has a policy of reviewing, as considered necessary, the credit worthiness of its clearing broker on a regular basis.

NOTE 6. MEMBERS' CAPITAL

The Company amended its operating agreement and admitted G1 Holdings as a Class A Member, in April 2012. The Company's Class A Membership Units are equally owned by MAGS and G1 Holdings. Owners of the Class A Membership Units control all voting rights and are responsible for appointing members to the management committee.

Under the terms of the amended operating agreement, management and control of the Company, including overall authority on all trading activities of the Company, is vested exclusively in the Manager. The Manager is comprised of a four person management committee under which each Class A Member appoints two members.

The Company's amended operating agreement provides for Class B and Class C Membership Units. Class B and C Members are admitted at the sole discretion of the Manager, have no voting rights and do not participate in the management of the Company. The Manager may restrict, suspend or terminate the trading activities of a Class B or C member at any time for any reason.

Class B and Class C members are authorized to trade the Company's capital in one or more accounts with its clearing firm in accordance with the trading agreement. Trading profits and losses and expenses are allocated to each class of Membership Unit in accordance with the Operating Agreement.

All Members' capital contributions and positive capital account balances remain at risk of potential losses incurred by other Members' trading activities and Company expenses as a whole.

NOTE 7. RELATED PARTIES

The Company has entered into an expense sharing agreement with Simplex Investments, LLC covering compensation and benefits, office rent and computer software costs. During 2012, the Company expensed $111,482 under this agreement and $17,207 is payable as of December 31, 2012. In addition, the Company has entered into an expense sharing agreement with Group One Trading, L.P. for accounting services. During 2012, the Company expensed $4,000 under this agreement all of which was payable as of December 31, 2012. Both Simplex Investments, LLC and Group One Trading, L.P. are affiliates of the Company's Class A Members.

NOTE 8. INCOME TAXES

FASB ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions thru December 31, 2012.

In November 2011, the FASB issued new guidance that requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effects of those arrangements on its financial position. This guidance is effective for annual and interim periods beginning on or after January 1, 2013. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The adoption of this guidance is not expected to have a material impact on the Company's financial position or results of operations

NOTE 9. SUBSEQUENT EVENTS

FASB Statement No. 165, *Subsequent Events*, as codified in FASB ASC 855, provides guidance on subsequent events, including the time period through which subsequent events should be evaluated and the required disclosures. The standard requires disclosure of the date through which the Company has evaluated subsequent events and whether that date represents the date the financial statements were issued or were available to be issued.

Management has evaluated subsequent events through February 26, 2013, the date the financial statements were issued.